HOTELS BY DAY



Yannis Moati · 2nd

CEO at DayAxe.com

New York, New York · 500+ connections · Contact info

DayAxe, Inc

Northeastern University

Experience

CEO at DayAxe.com
DayAxe, Inc · Full-time
Dec 2019 – Present · 3 mos
Greater Los Angeles Area

DayAxe is a leading marketplace for pool-passes, cabana rentals, Spa and gyms, at luxury hotels.



HotelsByDay Acquires DayAxe

CEO
Hotels By Day
Aug 2014 – Present · 5 yrs 7 mos
Greater New York City Area

Leading domestic platform in day-stay hotel rooms.



Steps to Book a Day Stay on HotelsByDay

Founder / CEO
FlexBook.co
Oct 2016 – Present · 3 yrs 5 mos
Developed tech solutions to enhance Hospitality, by offering protocols that unlocks inventory, monetizes room downtime and improves guest experience.

Regional Manager
EAC travel
Jan 2005 – Mar 2014 · 9 yrs 3 mos

Vice President, Sales
Italian Exclusive Vacations
Sep 1999 – Oct 2004 · 5 yrs 2 mos

Show 1 more experience

Education

Northeastern University
Bachelor of Business Administration (B.B.A.), International Business
1994 – 1998

Activities and Societies: chess club, travel club, night club

Newton North High School
1991 – 1993
Activities and Societies: Swim team

Licenses & Certifications

Series 63
NYSE

Series 7
NYSE

Skills & Endorsements

Hospitality Management · 35

Endorsed by **Joe Clement and 3 others who are highly skilled at this**

Endorsed by **Michael Schatzberg (mutual connection)**

Hospitality Industry · 25

Endorsed by **Michael Schatzberg (mutual connection)**

Endorsed by **5 of Yannis' colleagues at HotelsByDay**

Hotel Management · 23

Endorsed by **Joe Clement and 1 other who is highly skilled at this**

Endorsed by **Michael Schatzberg (mutual connection)**

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